

12011687



SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-53441

REPORT FOR THE PERIOD BEGINNING   **1/1/11**   AND ENDING   **12/31/11**
                   mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aquilo Partners, L.P.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One Maritime Plaza, 14th Floor
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Rumsey   **415-677-0309**
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by·the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John Rumsey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aquilo Partners, L.P.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income (Loss).
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐	(o)	Independent Auditor's Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Aquilo Partners, L.P.
(SEC ID No. 8-53441)

Annual Audit Report

December 31, 2011

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Aquilo Partners, L.P.
(SEC ID No. 8-53441)

Annual Audit Report

December 31, 2011

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Aquilo Partners, L.P.

December 31, 2011

Table of Contents

ERNST WINTTER & ASSOCIATES   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Partners
Aquilo Partners, L.P.
San Francisco, California

We have audited the accompanying statement of financial condition of Aquilo Partners, L.P., (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aquilo Partners, L.P. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

February 21, 2012

1

Aquilo Partners, L.P.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 2,612,501
Investments in securities, at fair value	972,361
Other assets	90,034
Property and equipment, net of $131,822 accumulated depreciation	21,585
Total Assets	**$ 3,696,481**

Liabilities and Partners' Equity	
Liabilities	
Accounts payable	$ 61,819
Accrued expenses	225,492
Due to partners	9,793
Deficit in equity investment	1,916
Total Liabilities	299,020
Partners' Equity	3,397,461
Total Liabilities and Partners' Equity	**$ 3,696,481**

See independent auditor's report and accompanying notes.

2

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2011

1. Organization

Aquilo Partners, L.P. (the "Company") was formed as a limited partnership on December 12, 2008. Aquilo Partners, Inc. is the general partner of the Company. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Included in cash and cash equivalents is a nine month, risk-free certificate of deposit that can be withdrawn at any time without penalty.

Fees Receivable
Fees receivable are uncollateralized obligations due to the Company. Fees are recognized in accordance with contract terms and payments of fees receivable are allocated to specific contracts. Included in fees receivable are warrants and stock receivable in consideration for services provided.

Account managers and management review the collectability of accounts receivable on a regular basis. An allowance for uncollectible receivables is established where collectability of all or part of a receivable becomes impaired.

Property and Equipment
Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2011

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes fee income on the accrual basis of accounting. Retainer fees are required on most contracts and are recognized as income upon receipt if they are non-cancelable or in accordance with contract terms.

In addition, at times the Company receives stock and warrants to purchase stock as payment on contracts for services rendered.

Reimbursed Expenses

Contracts allow for the Company to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel, and general administrative expenses.

These reimbursements are shown as a credit to expenses in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other assets.

Income Taxes

The Company, a limited partnership, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal and state income taxes is included in these financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was $2,313,210 which exceeded the requirement by $2,293,275.

4. Risk Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risks, principally consist of cash equivalents. The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. At December 31, 2011, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $2,377,406.

The Company concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence.

The Company's ability to generate new contracts is dependent upon the overall economic condition of the industries in which potential customers operate.

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2011

5. Profit Sharing Plan and Pension Plan

Effective December 31, 2005, the Company adopted a 401(k) profit sharing plan covering substantially all employees. Contributions under the plan are made in such amounts as may be determined by the Board of Directors in conformity with provisions of the Employee Retirement Income Security Act of 1974. At December 31, 2011, the Company made no accrual for the contribution to the profit sharing plan for 2011.

Employees are covered by a discretionary salary deferral 401(k) plan. Employees may contribute up to the defined statutory limit into the plan. The plan also allows for the Company to make a discretionary matching contribution, to be determined each year by the Company.

6. Investment in Equity Affiliate

The Company owns a 45% interest in Aquilo Capital Management, LLC ("Management") and accounts for its investment using the equity method. The carrying value of the Company's investment at December 31, 2011 was a deficit of $1,916 which approximates the Company's underlying equity in the net assets of Management.

7. Related Parties

Included in investments as of December 31, 2011 is a $248,506 investment in Aquilo Capital, L.P. that is managed by Management.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2011

8. Fair Value Measurements (continued)

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities
Fair value of preferred stock, investment in hedge fund, and warrants are based on the fair value of the underlying asset. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Preferred stock	$ 21,462	$ -	$ 669,536	$ 690,998
Investment in hedge fund	-	248,506	-	248,506
Warrants	-	-	32,857	32,857
Total assets at fair value	$ 21,462	$ 248,506	$ 702,393	$ 972,361

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2011

8. **Fair Value Measurements (continued)**

Changes in instruments for the year ended December 31, 2011
The table below summarizes the activity for equity securities measured at fair value on a recurring basis for the year ended December 31, 2011:

	Level 1	Level 2	Level 3	Total Equity Securities
Balance at 12/31/10	$ 153,426	$ 308,688	$ 765,965	$1,228,079
Total gains or losses (realized/unrealized) in 2011	87,232	(60,182)	(303,572)	(276,522)
Sale of stock	(219,196)			(219,196)
Issuance of equity			240,000	240,000
Total assets at fair value	$ 21,462	$ 248,506	$ 702,393	$ 972,361

Total realized and unrealized gains and losses are included in net realized and unrealized loss on investment on the statement of income.

9. **Subsequent Events**

The Company has evaluated subsequent events through February 21, 2012, the date which the financial statements were available to be issued.